REPORT UNDER PART 4 OF
NATIONAL INSTRUMENT 62-103
REPORT FOR END OF: January 2016

1.	Name and address of the eligible institutional investor:

Paloma Partners Management Company, Two American Lane, Greenwich, CT 06831 U.S.A. (the “Investment Manager”) acting as discretionary investment manager of Paloma International LP (the “Fund”). For the purposes of this report, the Investment Manager indicates both the direct and beneficial interest of the Fund and Sunrise Partners Limited Partnership, a Delaware limited partnership and subsidiary of the Fund, which is the record holder of the securities of the Issuer (as defined below) beneficially owned by the Fund. The Investment Manager does not itself own any securities of the Issuer but exercises control or direction over certain securities of the Issuer (as indicated in Item 3 below) as the investment manager of the Fund.

2.	Name of the reporting issuer:

Alignvest Acquisition Corporation (the “Issuer”).

3.

The designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

As at January 31, 2015, the Investment Manager, on behalf of the Fund, exercised control and direction over an aggregate of 441,600 Class A restricted voting shares (the “Class A Restricted Voting Shares”) and an aggregate of 1,000,022 Class A restricted voting share purchase warrants (the “Warrants”) of the Issuer (each such Warrant entitling the holder to purchase one Class A Restricted Voting Share commencing 30 days after the completion of the Issuer’s qualifying acquisition for a period of five years at an exercise price of $11.50, subject to adjustment in accordance with the terms of the Warrants), representing approximately 5.36% of the Issuer’s outstanding Class A Restricted Voting Shares (assuming the exercise of the Warrants into Class A Restricted Voting Shares) as reported by the Issuer in its interim management's discussion and analysis dated October 31, 2015.

4.	Statement of Eligibility

The Investment Manager is eligible to file reports under Part 4 of National Instrument 62-103.

DATED this 3rd day of February, 2016.

PALOMA PARTNERS MANAGEMENT COMPANY

By:	“Heather Garson”
Name: Heather Garson
itle: Chief Compliance Officer